

March 21, 2013

<u>Via E-mail</u>
Ramon M. Ruiz-Comas
President and Chief Executive Officer
Triple-S Management Corporation
1441 F.D. Roosevelt Avenue
San Juan, Puerto Rico

> **Re: Triple-S Management Corporation**
> **Registration Statement on Form S-3**
> **Filed March 6, 2013**
> **File No. 333-187082**

Dear Mr. Ruiz-Comas:

We have limited our review of your registration statement to the issues we have addressed in our comments. Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comments, we may have additional comments.

<u>General</u>

1. We note your disclosure on page 1 which states, "We may purchase up to $30 million Class B shares in the Offering." We also note that the extent to which you will be acting as a purchaser in the Offering will be set forth in a prospectus supplement. It appears that further information concerning this aspect of the offering may be known or reasonably available. See Rule 430B and Rule 409. Accordingly, please amend your filing to describe to what extent you will be acting as purchaser in the Offering and the effects of such a buyback. Alternatively, please provide us with an analysis of why you are able to exclude this information from your registration statement.

2. Pursuant to Rule 430B and Rule 409, your registration statement must include disclosure of the possible plans of distribution. See Footnote 442 of the Securities Offering Reform Release, available at http://www.sec.gov/rules/final/33-8591.pdf. Please amend your filing to include disclosure of the possible plans of distribution.

Where you can find more information, page 2

3. We note that your registration statement does not include a statement to the effect that all filings filed by you after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into the prospectus. Accordingly, please amend your registration statement to incorporate by reference your Form 8-K filed on March 17, 2013 and Form 10-K filed on March 14, 2013 pursuant to Part I, Item 12 of Form S-3. For additional guidance, please refer to the Compliance and Disclosure Interpretations: Securities Act Forms Question 123.05.

Signatures

4. Please provide the signature of your chief accounting officer or controller. If another officer is signing in that capacity, please revise your signature page accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Johnny Gharib at (202) 551-3170, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director

Via E-mail
Nicholas A. Kronfeld
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017